Exhibit 8.1

December 2, 2020

Cherry Hill Mortgage Investment Corporation
1451 Route 34, Suite 303
Farmingdale, New Jersey 07727

Cherry Hill Mortgage Investment Corporation
Qualification as a
Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as tax counsel to Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), in connection with the preparation of a registration statement on Form S-3, filed with the Securities and Exchange Commission (the “SEC”) on the date hereof (the “Registration Statement”), with respect to the offer and sale from time-to-time of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), shares of preferred stock, par value $0.01 per share, of the Company (the “Preferred Stock”), warrants entitling the holders to purchase Common Stock or Preferred Stock, rights entitling the holders to purchase Common Stock or Preferred Stock and units comprising two or more of the preceding securities of the Company. You have requested our opinion regarding certain U.S. federal income tax matters.

In giving this opinion letter, we have examined the following:

1.	the Registration Statement and the prospectus filed as part of the Registration Statement (the “Prospectus”);

2.
the Company’s Articles of Amendment and Restatement, dated as of June 3, 2013, the Articles Supplementary relating to the Company’s 8.20% Series A Cumulative Redeemable Preferred Stock and the Articles Supplementary relating to the Company’s 8.25% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock;

3.
the Agreement of Limited Partnership of Cherry Hill Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”), dated as of April 25, 2013, as amended through the date hereof;

4.
the Articles of Incorporation of CHMI Sub-REIT, Inc., a Maryland corporation (“Sub-REIT”), dated as of December 13, 2019, and the Articles Supplementary relating to Sub-REIT’s 12.0% Series A Cumulative Non-Voting Preferred Stock;

5.	the Company’s Annual Report on Form 10-K for the year ended December 31, 2019; and

6.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

December 2, 2020 Page 2

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.
during their taxable years ending December 31, 2020 and future taxable years, the Company and Sub-REIT have operated and will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by duly appointed officers of the Company and Sub-REIT (the “Officers’ Certificate”), true for such years;

3.
the Company will not make any amendments to its organizational documents or the organizational documents of the Operating Partnership or Sub-REIT after the date of this opinion that would affect its or Sub-REIT’s qualification as a real estate investment trust (a “REIT”) for any taxable year; and

4.	no action will be taken by the Company, Sub-REIT or the Operating Partnership after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officers’ Certificate and the factual matters discussed in the Prospectus that relate to the Company’s and Sub-REIT’s status as a REIT.  We are not aware of any facts that are inconsistent with the representations contained in the Officers’ Certificate.  Where the factual representations in the Officers’ Certificate involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed with the individual making such representations the relevant provisions of the Code, the applicable Regulations, the published rulings of the Service, and other relevant authority.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officers’ Certificate, and the factual matters discussed in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” (which are incorporated herein by reference), we are of the opinion that:

(a)          the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 2013 through December 31, 2019, and the Company’s organization and current and proposed method of operation will enable it to continue to satisfy the requirements for qualification and taxation as a REIT under the Code for its taxable years ending December 31, 2020 and thereafter;

(b)          commencing with its taxable year ending December 31, 2020, Sub-REIT has been organized and has operated in such a manner as to qualify for taxation as a REIT pursuant to sections 856 through 860 of the Code, and Sub-REIT’s current and proposed method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT for its taxable years ending December 31, 2020 and thereafter; and

(c)          the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” are correct in all material respects.

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We will not review on a continuing basis the Company’s or Sub-REIT’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officers’ Certificate.  Accordingly, no assurance can be given that the actual results of the Company’s or Sub-REIT’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.  Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all the facts referred to in this opinion letter or the Officers’ Certificate.

          The foregoing opinions are based on current provisions of the Code, the Regulations, published administrative interpretations thereof, and published court decisions.  The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification.  No assurance can be given that the law will not change in a way that will prevent the Company or Sub-REIT from qualifying as REITs.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality.  We undertake no obligation to update the opinions expressed herein after the date of this letter.  This opinion letter speaks only as of the date hereof.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Vinson & Elkins LLP under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated there under by the SEC.

Very truly yours,

/s/ Vinson & Elkins LLP

Vinson & Elkins LLP